UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road, Qingpu District
Shanghai, 201708
People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Exhibit Index

Exhibit 99.1 – Annual Report for the Year Ended December 31, 2023 published pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Exhibit 99.2 – 2023 Environmental, Social and Governance Report

Exhibit 99.3 – Press Release – ZTO Express to Hold Annual General Meeting on June 18, 2024

Exhibit 99.4 – Notice of Annual General Meeting

Exhibit 99.5 – Annual General Meeting Circular

Exhibit 99.6 – Form of Proxy for Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: April 19, 2024